Exhibit 99.13

CONSENT OF DALE MAH

To: United States Securities and Exchange Commission

Re:  Endeavour Silver Corp. (the "Company")
Annual Report on Form 40-F/A
Consent of Expert

This consent is provided in connection with the Company's amendment no. 1 to its annual report on Form 40-F/A for the year ended December 31, 2025 to be filed by the Company with the United States Securities and Exchange Commission (the "SEC") pursuant to the United States Securities Exchange Act of 1934, and any amendments thereto (the "Amended Annual Report"). The Amended Annual Report incorporates by reference, the Company's Amended Annual Information Form for the year ended December 31, 2025 (the "Amended AIF"), Additionally, the Company's Amended Annual Report and Amended AIF are incorporated by reference into the Company's Registration Statement on Form F-10 (File No. 333-287602) (the "Registration Statement").

I hereby consent to the use of my name and the quotation, summary or incorporation by reference to the Amended AIF in the Amended Annual Report and the Registration Statement of the portions prepared by me related to my review and approval of the balance of the technical and scientific information contained in the Amended AIF.

Dated the 10th day of April, 2026

/s/ Dale Mah

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Dale Mah, P. Geo